UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

JD.com Entering into Definitive Agreements to Invest in Jiangsu Five Star

JD.com, Inc. (the “Company”), China’s leading technology driven e-commerce company and retail infrastructure service provider, has entered into definitive agreements to invest in Jiangsu Five Star Appliance Co., Ltd. (“Jiangsu Five Star”), one of the leading offline retailers of home appliances and consumer electronics in China.

Upon the closing of this transaction, JD will acquire 46% of Jiangsu Five Star’s total shares from its existing shareholder Jiayuanchuangsheng Group Co., Ltd (the “Seller”) for a total purchase price of RMB1.27 billion with a combination of cash and assumption of the Seller’s debt. Following this investment, JD and Jiangsu Five Star will leverage each other’s industry expertise and strength to explore new growth opportunities in the area of boundaryless retail strategy and aim to provide consumers with a fully-integrated, smart online and offline shopping experience.

Pursuant to the definitive agreements, JD will also provide a RMB1.03 billion loan to the Seller. The Seller and Jiangsu Five Star will provide JD with certain collateral and investor rights.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

	By	:	/s/Sidney Xuande Huang
	Name	:	Sidney Xuande Huang
	Title	:	Chief Financial Officer

Date: April 17, 2019